Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward-Looking Statements

Except for the historical information contained in the following sections, the statements contained in the following sections are “forward‑looking statements” within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from our current expectations.

General

You should read the following discussion and analysis in conjunction with our interim unaudited consolidated financial statements for the six months ended June 30, 2016 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2015 filed on March 29, 2016, with the Securities and Exchange Commission ("SEC") as part of the Company’s annual report on Form 20-F for the year ended December 31, 2015.

Unless indicated otherwise by the context, all references below to:

•	"we", "us", "our", "Radcom", or the "Company" are to Radcom Ltd. and its subsidiaries;

•	"dollars" or "$" are to United States dollars;

•	"NIS" or "shekel" are to New Israeli Shekels; and

•	“NFV” is to Network Function Virtualization. NFV is a software-centric design approach for building complex information technology (IT) networks and applications, particularly for use by communication service providers.

Overview

We provide service assurance and customer experience management solutions to communication service providers (CSPs).  CSPs in 25 countries use our solutions to deliver high quality services, reduce churn, manage network performance, analyze traffic and enhance customer care. Our solutions incorporate cutting-edge technologies and a wealth of knowledge acquired by partnering with many of the industry’s leading CSPs for over two decades.  Our carrier-grade solutions support both mobile and fixed networks and scale to terabit data bandwidths to enable big data analytics.  We have a strong track record of innovation, and we were the first to market with a virtualized probe solution that supports NFV for next-generation networks.  As new and existing customers seek to manage their existing networks while evaluating and deploying NFV-based architectures, we believe we are well positioned with our advanced software-based virtual solutions and industry track record.

Our solutions deliver specialized capabilities for virtualized infrastructure and next-generation networks, such as LTE, LTE-A, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. The key benefits of our solutions are:

•	advanced software-based architecture for rapid deployment and ease of management;
•	improved customer retention;
•	reduced subscriber churn rates;
•	improved service availability;

•	ability to install the solution as a virtual network function for seamless integration into all NFV infrastructures;
•	collection of all network packets for a complete and comprehensive view of the network and the customer experience;
•	support for multiple protocols for end-to-end network coverage;
•	both network-wide views and drilldown to an individual subscriber level; and
•	support for terabyte networks.

Our software-based solutions enable CSPs to manage both next-generation and existing networks , NFV-based architectures.  During 2015 and 2016, we saw increased interest from CSPs in NFV-capable solutions for service assurance and customer experience management, and we enhanced our solutions to support NFV and remove dependencies from proprietary hardware-based devices.

In December 2015, our MaveriQ solution was selected by AT&T for its next-generation virtualized network environment.  This deployment represents one of the first NFV networks of scale in the industry, and we were selected after a vigorous and lengthy validation process against several competing products.  We are now in the process of deploying our software-based NFV solution with AT&T, and we are leveraging this success in discussions with other CSPs looking to manage existing networks while accelerating their roadmaps towards next-generation NFV architectures.

Financial Highlights

Total revenues in the first six months of 2016 increased by 23% to approximately $13.7 million from approximately $11.2 million in the first six months of 2015. The increase reflects the Company’s delivery of the engagement with Amdocs with respect to AT&T, for which an initial payment was received from Amdocs in March 2016 (the “AT&T Engagement”).

Operating Income for the first six months of 2016 was approximately $1.9 million, compared to Operating Income of approximately $1.1 million for the same period of 2015. The positive increase in operating income is explained by growth in revenues, and due to approval of an OCS grant during the first six months of 2016, as opposed to 2015 when the OCS grant was approved during the second six months of the year. This was partially offset by higher G&A expenses during the first six months of 2016 compared to the same period of 2015, as further explained below.

Net Income for the first six months of 2016 was approximately $2.6 million, or $0.27 per diluted share, compared to approximately $0.6 million, or $0.07 per diluted share, in the same period last year.

Cash and cash equivalents were approximately $46.5 million as of June 30, 2016, compared to approximately $8.7 million as of December 31, 2015. The increase was mainly due to the initial payment of $18 million received from Amdocs under the AT&T Engagement in March 2016 and the net proceeds of $21.3 million received from our follow-on public offering completed in May 2016.

Shareholders' equity increased to approximately $37.4 million as of June 30, 2016, compared to approximately $9.9 million as of December 31, 2015. Of this increase, $21.3 million was as a result of net funds received for the issuance of Ordinary Shares pursuant to the follow-on public offering; the balance is attributable to net income of approximately $2.6 million, the exercise of options and warrants in the amount of approximately $2.7 million, share-based compensation of approximately $0.7 million, and the changes in foreign currency translation capital fund of approximately $0.2 million.

	Six month periods ended June 30, (U.S. dollars in thousands) UNAUDITED		% Change 2016 vs. 2015
	2016	2015
Revenues:
Products	$12,247	$9,891	23.8%
Services	1,500	1,300	15.4%
	13,747	11,191	22.8%
Cost of Revenues-Products	3,692	2,213	66.8%
Cost of Revenues-Services	137	141	(2.8)%
	3,829	2,354	62.7%
Gross Profit	9,918	8,837	12.2%
Research and Development	3,468	3,071	12.9%
Less royalty-bearing participation	756	148	410.8%
Research and Development, net	2,712	2,923	(7.2)%
Selling and Marketing, net	3,259	3,587	(9.1)%
General and Administrative	2,027	1,206	68.1%
Total Operating Expenses	7,998	7,716	3.7%
Operating Income	1,920	1,121	71.3%
Financial Income (Expenses), net	736	(374)	(296.8)%
Income before taxes on income	2,656	747	255.6%
Taxes on income	(6)	(107)	(94.4)%
Net Income	$2,650	$640	314.1%

Revenues.  Total revenues in the first six months of 2016 increased by 22.8% to approximately $13.7 million from approximately $11.2 million in the first six months of 2015, reflecting the Company’s delivery of the AT&T Engagement for which an initial payment was received from Amdocs in March 2016.

Cost of revenues.  Our cost of revenues increased by 62.7% to approximately $3.8 million in the first six months of 2016 from approximately $2.4 million in the first six months of 2015, reflecting mainly expenses associated with our AT&T Engagement.

Gross margin decreased to 72.1% in the first six months of 2016 from 79.0% in the first six months of 2015, reflecting the higher cost of revenues.

Research and Development, net. Research and development expenses decreased by 7.2% to approximately $2.7 million in the first six months of 2016 from approximately $2.9 million in the first six months of 2015. This was mainly due to our receipt of approved OCS grants during the first six months of 2016, as opposed to the OCS grant for 2015 which was approved during the second six months of the year. The decrease was partially offset by an increase in the gross Research and Development cost.

Selling and Marketing, net.  Selling and Marketing expenses, net, decreased by 9.1% to approximately $3.3 million in the first six months of 2016 from approximately $3.6 million in the first six months of 2015, mainly due to a decrease in third party commissions.

                General and Administrative.  General and Administrative expenses increased by 68.1% to approximately $2 million in the first six months of 2016 from approximately $1.2 million in the first six months of 2015, mainly due to expenses accrued for options and restricted stock units to employees and directors during the first six months of 2016, an increase in salaries because of an increase in headcount, and the professional and legal services and other expenses related to the follow-on public offering.

               Financial Income (Expenses), Net.  In the first six months of 2016 we recorded financial income of approximately $0.7 million, compared to financial expense of approximately $0.4 million in the first six months of 2015. This change is mainly due to exchange rate differences between the Brazilian Real and the U.S. Dollar.

Taxes on income. Taxes on income are comprised of withholding taxes that were deducted by several of our customers.

LIQUIDITY AND CAPITAL RESOURCES

In the past few years, we have financed our operations through cash generated by operations, private placements of equity securities, and short-term loans and credit facilities.  In May 2016, we received proceeds from our follow-on public offering.

Working Capital and Cash Flows

Liquidity refers to liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents. As of June 30, 2016, we had approximately $46.5 million in cash and cash equivalents, compared to approximately $8.7 million as of December 31, 2015.

Net cash provided by operating activities was approximately $13.4 million in the first six months of 2016 compared to approximately $3.0 million net cash provided by operating activities in the first six months of 2015. The positive cash flow in the first six months of 2016 was primarily due to net income of approximately $2.6 million, a decrease of approximately $3.1 million in trade receivables, an increase of approximately $6.7 million in deferred revenues and advances from customers, a decrease of approximately $0.3 million in trade payables, share-based compensation and RSUs of approximately $0.7 million and an increase of approximately $1.1 million in employees and payroll accrual, which was partially offset by an increase of approximately $0.6 million in inventory and increase of approximately $0.7 million in Other account receivables and prepaid expenses. The positive cash flow in the first six months of 2015 was primarily due to net income of approximately $0.6 million, a decrease of approximately $1.8 million in trade receivables, an increase of approximately $0.3 million in deferred revenues and advances from customers, share-based compensation and RSUs of approximately $0.8 million and a decrease of approximately $1.0 million in inventories, which was partially offset by a decrease of approximately $1.1 million in trade payables and a decrease of approximately $0.2 million in employees and payroll accrual.

Net cash used in investing activities was approximately $0.1 million in the first six months of 2016 compared to net cash used in investing activities of approximately $0.1 million in the first six months of 2015. all the amount refers to purchase of property and equipment.

Net cash provided by financing activities was approximately $24 million in the first six months of 2016 compared to approximately $0.5 million net cash used in the first six months of 2015. Cash provided in the first six months of 2016 was mainly due to proceeds from issuance of Ordinary Shares in our follow-on public offering completed in May 2016, net of issuance costs, in the amount of $21.3 million, an increase of $1 million in proceeds from the exercise of options into Ordinary Shares, and an increase of $1.2 million in proceeds from exercise of warrants into Ordinary Shares.

The Company believes that its existing capital resources and expected cash flows from operations will be adequate to satisfy its expected liquidity requirements at least for the next 12 months.

CERTAIN CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of Consolidated Financial Statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 2 to the Consolidated Financial Statements in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the SEC on March 29, 2016 describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements.

RISK FACTORS

There are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on March 29, 2016.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to “Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on March 29, 2016.

LEGAL PROCEEDINGS
Not applicable.